Video Transcript – Giant Leap Coffee, LLC

I'm Lauren Ferrante

I'm Logan Beck

We're old friends who a little over three years ago decided to build a coffee shop in the East

We love coffee and we knew the East End was rapidly growing and underserved and in need of stellar coffee

The East End's also home to my other business, rootlab - a design and fabrication firm

I was sick of having to drive through downtown to get good coffee and I realized, maybe we should open a coffee shop

We're born and bred Houstonians - we love coffee - we love space - we love sci-fi - so we named it Giant Leap Coffee

We knew he Houstonians would connect with the brand, but the kind of community engagement we got was "out of this world"

It turns out Houstonians love space even more than we realized

We partnered with Amaya Roasting

You know, I've gone all over the world tasting coffee and I really think that theirs is the best

Whenever I come home to Houston, I always think "thank God I have my Amaya"

It was a no-brainer to use their coffee at our shop

We opened the doors in January 2018, and it's been a wild ride ever since

rootlab designed and built a really unique retro-future space

We really wanted the space to feel like it was straight out of a set of a sci-fi film from the 60s

I really love what people in the past thought the future might look like,

I think that comes through in the space - it's fun, it's unique - it really has a great handmade feel

It's been so fulfilling watching our little shop turn into a space where

people can come in and grab coffee with their friends, have business meetings, or spend Sunday mornings with their family

Uptown Park really couldn't be any more different from the East End, but after looking at the community and doing some market research, we found that there was no "third-wave" or local coffee within miles - our only competition over there was Starbucks, which we don't really view as competition. We view it as a bunch of potential customers waiting to taste something better.

Uptown Park funded the construction of a 650 sq ft standalone structure designed by rootlab, on one of their main promenades in the shopping center

We hope to be open as soon as humanly possible with your help

If man can walk on the moon, we can open a second location of our coffee shop (not on the moon)

Starting early next year, we also hope to expand our existing shop into a larger space

Our first two years open in the East End has shown us a few important things -

One; that neighborhood is more than ready for a go-to coffee shop with consistent quality product and a friendly staff

And two; in order to grow we needed more space, more parking, more visibility, and definitely a bigger food menu

If we do this, we feel like we can become a mainstay in the neighborhood

So, we landed at The Plant - a multi-use, 20,000 sq ft redevelopment, five blocks from our current location

The Plant has enough space for us to support building a full kitchen with a larger dining room, a much larger bar with an

expanded beer menu, and an inboard patio

For our food and pastries, we partnered up with Nick and Stephanie from Tlahuac

They make really incredible and beautiful elevated Mexico City-style pastries and plates

Their food is spectacular, it's sustainably sourced - they bring a real passion to it - we think it'll make people want to come every morning

We're really excited about having a larger space that will give us the opportunity to do some really cool things like

project SpaceX launches or do sci-fi movie nights

We can't wait to grow this business, but we need your help to make it happen

We hope you'll consider backing our expansion in the East End, as well as our new location at Uptown Park

(nailed it!)